SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 12, 2007, of Holding(s) in Company

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

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             1. Name of listed company                     2. Name of shareholder with a major interest
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                 Scottish Power plc                                 BNP Paribas Arbitrage SNC

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        3. Please state whether notification indicates          4. Name of the registered holder(s) and, if
     that it is regarding the holding of the shareholder         more than one holder, the number of shares
named in 2 above; in respect of a non beneficial interest; or               held by each of them
  in the case of an individual holder if it is a holding of
     that person's spouse or children under the age of 18
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                  BNP Paribas Arbitrage SNC                              BNP Paribas Arbitrage SNC

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   5. Number                6. Percentage of issued class (any            7. Number of      8. Percentage of
   of shares/                      treasury shares held                      shares/        Issued class (any
   amount of                   by the listed company should                 amount of        treasury shares
     stock        not be taken into account when calculating percentage)      stock        held by the listed
    acquired                                                                disposed      company should not be
                                                                                           taken into account
                                                                                            when calculating
                                                                                               percentage)
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   47.387.097                            3.1824%

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         9. Class of security                10. Date of transaction       11. Date listed company informed
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             GB00B125RK88                         10 April 2007                     12 April 2007

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        12. Total holding following              13. Total percentage holding of issued class following
             this notification                                   this notification (any
                                                           treasury shares held by the listed
                                                company should not be taken into account when calculating
                                                                       percentage)
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                 47.387.097                                              3.1824%

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             14. Any additional information                       15. Name of contact and telephone
                                                                         number for queries
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                                                                        BNP Paribas SA London
                                                                        Compliance Department
                                                                            J. Voorwinden
                                                                   john.voorwinden@bnpparibas.com
                                                                             02075953644

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        16. Name and signature of duly authorised officer responsible for making this notification
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                                               J. Voorwinden

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                                         17. Date of notification
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                                               12 April 2007

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END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 12, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary